Waterdrop Inc.

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road

Chaoyang District, Beijing 100102

People’s Republic of China

August 29, 2023

VIA EDGAR

Mr. Robert Klein

Mr. Michael Henderson

Ms. Susan Block

Ms. Madeleine Joy Mateo

Ms. Jennifer Thompson

Mr. Austin Pattan

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waterdrop Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 17, 2023
File No. 001-40376

Dear Mr. Klein, Mr. Henderson, Ms. Block, Ms. Mateo, Ms. Thompson and Mr. Pattan,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 10, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 17, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.

In future filings, please prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities that you are registering for sale, including that it could cause the value of such securities to significantly decline of become worthless. Please include your proposed disclosure in the response letter.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

The Company respectfully submits that it has disclosed its holding company structure and VIE structure at the outset of Item 3. Key Information. In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 3:

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. ~~PRC~~ The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for ~~99.5%,~~ 99.6% ~~and~~, 93.6% and         % of our total net revenues for the fiscal years ~~2020,~~ 2021 ~~and~~, 2022 and 2023, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc.~~,~~ and its subsidiaries~~, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China~~. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in China. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Waterdrop Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated VIEs.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in ~~the~~ China-based companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. The legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

For the Staff’s easy reference of the requested disclosure, the Company has highlighted the relevant disclosure in grey shade as shown above.

2.

In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please include your proposed disclosure in your response letter.

In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

Page 3:

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. ~~For example, we face risks associated with~~ The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals on offshore offerings, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, China Securities Regulatory Commission, or the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. There remains uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors and accept foreign investments or list on another foreign exchange, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

Our auditor is located in mainland China. Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. [Rest of paragraph will stay intact and is omitted.]

3.	In future filings, please include Item 16J of Form 20-F or tell us why you do not need to include this item. Please include your proposed disclosure in your response letter.

The Company respectfully submits to the Staff that, according to SEC Release No. 33-11138, foreign private issuers are required to include Item 16J disclosures “in the first filing that covers the first full fiscal period that begins on or after April 1, 2023.” As a December 31 fiscal year-end company, annual disclosures must first be provided in the 20-F for the fiscal year ended December 31, 2024. The Company undertakes to include the required disclosures beginning in its 20-F filing for the fiscal year ended December 31, 2024.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

Introduction, page 1

4.

In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please include your proposed disclosure in your response letter.

In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 1:

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“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries~~, and, in the context of describing the consolidated financial information, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities in China, including, but not limited to, the VIEs~~. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes.

Page 3:

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. ~~PRC~~ The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for ~~99.5%,~~ 99.6% ~~and~~, 93.6% and         % of our total net revenues for the fiscal years ~~2020~~, 2021 ~~and~~, 2022 and 2023, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc., and its subsidiaries~~, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China~~. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in China. The consolidated VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Waterdrop Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated VIEs.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in ~~the~~ China-based companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. The legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and make necessary revisions throughout its future 20-F filings.

5.

In future filings, please revise your definition of “China” or “PRC” to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that “China” or the “PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 1:

“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding~~, for the purposes of this annual report only,~~ Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;

Furthermore, according to the specific circumstances in which these terms apply, the Company further undertakes to thoroughly review and revise references of “China” or “PRC” to “mainland China” or other wording as appropriate in its future Form 20-F filings.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

Risk Factors

If the PRC government finds that the agreements that establish the structure, page 35

6.

We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs’ business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose in future filings, if true, that the VIE agreements have not been tested in a court of law. Please include your proposed disclosure in your response letter.

In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 35-36:

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. The legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 99.6% of our revenues in 2022. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

……

As a result of these contractual arrangements, we ~~have control over and~~ are the primary beneficiary of the VIEs for accounting purposes, and have satisfied the conditions to ~~and hence~~ consolidate the financial results of the VIEs and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.

……

In addition, the Company undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, provide a clear description of the conditions that have been satisfied for consolidation of the VIEs under U.S. GAAP when referencing to control or benefits that the Company accrues because of the VIEs, and clarify that the Company is the primary beneficiary of the VIEs for accounting purposes.

The PRC government’s significant oversight and discretion over our business operation , page 41

7.

Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, in future filings please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Please include your proposed disclosure in your response letter.

In response to the Staff’ s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 41:

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. For example, the PRC government is strengthening oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Measures for Cybersecurity Review, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. In addition, the~~The~~ PRC government has recently published new regulations and policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

8.

We note your statement that you reviewed your register of members and publicly available documents such as beneficial ownership reports on Schedules 13D or 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13D, Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Beneficial Ownership Reports, other than Dr. Peng Shen (by himself and through his affiliates), Tencent Entities, Boyu Entities, Gaorong Entities and Swiss Re, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Based on the review of the public filings:

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

•

Dr. Shen beneficially owned 961,740,918 ordinary shares, which consisted of (i) 801,904,979 Class B ordinary shares held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Dr. Shen and 1% owned by Dr. Shen. Dr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; (ii) 86,386,000 Class A ordinary shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang, 1% owned by Mr. Guang Yang, and 1% owned by Dr. Shen. Dr. Shen owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited; (iii) 73,445,939 Class A ordinary shares held of record by Xibo Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Yao Hu, 1% owned by Mr. Yao Hu, and 1% owned by Dr. Shen. Dr. Shen owns 100% of the voting power of Xibo Holdings Limited and acts as the sole director of Xibo Holdings Limited; and (iv) 4,000 Class A ordinary shares directly held by First Principles Z Holdings Limited, a British Virgin Islands company. Dr. Shen acts as the sole director of First Principles Z Holdings Limited. Dr. Shen beneficially owned (determined in accordance with the SEC rules) 25.2% of the Company’s outstanding ordinary shares and held 72.1% of the Company’s aggregate voting power as of March 31, 2023.

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Tencent Entities refer to Image Frame Investment (HK) Limited, Tencent Mobility Limited and Tencent Holdings Limited. Image Frame Investment (HK) Limited and Tencent Mobility Limited are investing entities wholly owned by Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. Tencent Entities beneficially owned 830,085,007 Class A ordinary shares in the Company as of May 6, 2021 based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021. Assuming Tencent Entities’ shareholding does not change since May 6, 2021, it represented 21.7% of the total issued and outstanding ordinary shares and 8.1% of the total voting power of the Company as of March 31, 2023.

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Boyu Entities refer to Harmonious Ocean Limited, Boyu Capital Opportunities Master Fund and other investment funds or intermediary holding entities affiliated with Boyu Capital. As of March 31, 2023, to the Company’s best knowledge, Boyu Entities beneficially owned 470,735,258 Class A ordinary shares in the Company, representing 12.3% of the issued and outstanding ordinary shares and 4.6% of the total voting power of the Company as of March 31, 2023.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

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Gaorong Entities refer to Gaorong Technology Consulting Limited, Gaorong Group Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and other investment funds or intermediary holding entities affiliated with Gaorong Capital. As of December 31, 2022, Gaotong Entities beneficially owned 214,065,750 Class A ordinary shares in the Company, based on the information contained in the Schedule 13G/A jointly filed by Gaorong Technology Consulting Limited and others with the SEC on February 13, 2023. Assuming Gaorong Entities’ shareholding does not change since December 31, 2022, it represented 5.6% of the total issued and outstanding ordinary shares and 2.1% of the total voting power of the Company as of March 31, 2023.

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Swiss Re Principal Investments Company Asia Pte. Ltd. is a corporation incorporated under the laws of Singapore and is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol SREN. Swiss Re Principal Investments Company Asia Pte. Ltd. beneficially owned 206,362,384 Class A ordinary shares in the Company as of December 31, 2021, based on the based on the information contained in the Schedule 13G jointly filed by Swiss Re Ltd and others with the SEC on January 28, 2022. Assuming Swiss Re Principal Investments Company Asia Pte. Ltd.’s shareholding does not change, it represented 5.4% of the total issued and outstanding ordinary shares and 2.0% of the total voting power of the Company as of March 31, 2023.

To the Company’s knowledge, none of Tencent Entities, Boyu Entities, Gaorong Entities and Swiss Re is owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits from the VIEs that could be significant to the VIEs. As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are employees of the Company or its subsidiaries. Therefore, the VIEs or their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs or their subsidiaries.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) CITI (NOMINEES) LIMITED, (ii) Neptune Max Holdings Limited and other entities affiliated with Dr. Shen (as described in the first bullet under the first paragraph of the Company’s response to this Question 8), (iii) Image Frame Investment (HK) Limited, an entity affiliated with Tencent (as described in the second bullet under the first paragraph of the Company’s response to this Question 8), (iv) Harmonious Ocean Limited, an entity affiliated with Boyu Capital (as described in the third bullet under the first paragraph of the Company’s response to this Question 8), (v) Gaorong Entities (as described in the fourth bullet under the first paragraph of the Company’s response to this Question 8), (vi) Swiss Re Principal Investments Company Asia Pte. Ltd., an entity affiliated with Swiss Re (as described in the fifth bullet under the first paragraph of the Company’s response to this Question 8), (vii) an entity established for the administration of the Company’s share incentive plans, and (viii) certain entities affiliated with the Company’s current or former employees, and other institutional and individual investors which collectively held approximately 6.2% of the Company’s total outstanding ordinary shares as of March 31, 2023 (the “Other Shareholders”). CITI (NOMINEES) LIMITED is the nominee for Citibank, N.A., the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify each public market ADS holder due to the large number of such holders. The Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands, as described above. All of the Other Shareholders were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information of the Other Shareholders, such as their websites and the Beneficial Ownership Reports filed by them, and to the extent applicable the Company’s communication with the Other Shareholders, none of them is known to the Company to be a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members and the Beneficial Ownership Reports and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

9.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

Directors of Waterdrop Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of Waterdrop Inc. to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Waterdrop Inc. is an official of the Chinese Communist Party.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company further respectfully submits that the directors of the Company’s consolidated foreign operating entities are either (i) Waterdrop Inc.’s directors or (ii) employees or consultants of the Company or its subsidiaries or the VIEs.

(i)	For directors of Waterdrop Inc., their status as official of the Chinese Communist Party is confirmed based on the procedure and certifications described above.

(ii)

For directors that are employees or consultants of the Company or its consolidated foreign operating entities, they are required to provide their background information, including any party affiliation, to the Company during their onboarding process. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition to make them onboard, and they have represented to the Company that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s VIEs or other consolidated operating entities is obligated to confirm their status whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

August 29, 2023

10.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for Waterdrop Inc. and, in some cases, its VIEs or the VIEs’ subsidiaries as well. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and mainland China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F are incorporated include mainland China, Hong Kong, and the Cayman Islands. Except for the VIEs and their subsidiaries in mainland China over which the Company retains control through contractual arrangements, the Company holds 100% equity interests in its significant consolidated operating entities. As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are employees of the Company or its subsidiaries. Therefore, to the best of the Company’s knowledge, no governmental entity in mainland China, Hong Kong, or the Cayman Islands owns shares of the Company’s significant consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, except for the VIEs and their subsidiaries in mainland China, Waterdrop Inc. wholly owns the consolidated foreign operating entities disclosed in Exhibit 8.1 of the 2022 Form 20-F, including its subsidiary in Hong Kong, Waterdrop Group HK Limited, and the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiary in Hong Kong or any of the Company’s other consolidated foreign operating entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 5339 4997 or yangguang@shuidi-inc.com or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Guang Yang Guang Yang
Vice President of Finance

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP